UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 21 October, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 21 October 2026: Business Performance Metrics for the three months ended 30 September 2026

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

BUSINESS PERFORMANCE METRICS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2026

Sasol has published its business performance metrics for the three months ended 30 September 2026 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

We completed Q1 FY27 building on the progress made in FY26 to strengthen our foundation business, supported by high pricing across key parts of the portfolio as a result of the ongoing Middle East (ME) conflict. Our focus has remained on factors within our control including safety, production efficiency, strict cost management, disciplined capital allocation and advancing strategic initiatives to build a more resilient and competitive Sasol.

Safety
Safety remains our foremost value. The improved safety performance recorded towards the end of FY26 continued into Q1 FY27, with no fatalities during the quarter. Sustaining this progress remains a priority, underpinned by operational discipline, proactive risk management and a strong safety culture across the business.

Business performance
In Southern Africa, Mining delivered a strong performance in Q1 FY27, reaching its highest quarterly production in 6 years. Higher own coal production resulted in lower external coal purchases while sustained improvements in coal quality supported Secunda Operations (SO). SO production was however lower during the quarter following the completion of the planned phase shutdown. Natural gas production was broadly in line with the prior quarter and is expected to improve over the remainder of the year.

Natref production was lower than the previous quarter due to planned and unplanned shutdowns. All units were restarted, with the exception of the Residual Crude Desulphuriser (RCD) unit due to a process safety incident. The incident was contained, with restart planned for end-October 2026.

ORYX GTL was also successfully restarted in August 2026, following its shutdown in early March 2026 as a result of the ME conflict, with products successfully redirected to local markets in response to export constraints.

Liquid fuels sales volumes increased during the quarter, mainly reflecting changes in customer buying behavior and the planned drawdown of inventory built at the end of FY26, with continued growth in the mobility and commercial channels in line with our strategic objectives.
Refining margins and product differentials remained supportive for the Fuels business during the quarter. Chemicals Africa revenue declined in the quarter, reflecting lower sales volumes and average sales basket price, but remained higher than the prior year.

International Chemicals made a solid start to FY27, supported by favourable market conditions following the ME conflict, which moderated in this quarter, but remained above prior year levels. Sales volumes were lower, reflecting normalisation of conflict-related demand, continued execution of our value-over-volume strategy and portfolio optimisation measures as part of the reset strategy. This included the closure of the Phenolics business and mothballing of the HF LAB plant in Augusta.

We continue to proactively manage our risk of exposure to oil price and currency volatility through our group hedging programme, which provides partial downside protection while retaining upside participation. The FY27 and FY28 oil hedging programmes are complete, while USD/ZAR programmes remain in progress.

Business updates
Strengthen our foundation business:

- Sasol concluded a sale agreement with Enaex Africa for its Nitrates business, marking further progress in optimising the South African portfolio. The transaction remains subject to regulatory approvals and customary closing conditions. Sasol has a 23% shareholding in Enaex Africa.
- Sasol continues to operate 100% of the Natref refinery, utilising the available Prax SA shareholding capacity during the ongoing business rescue process.
- The National Energy Regulator of South Africa (NERSA) approved Sasol's maximum gas price application for FY27 and part of FY28, providing greater pricing certainty. A decision on FY29 and FY30 remains pending, subject to a further competition assessment.

Grow and Transform:

- Natref is expected to commence commercial sustainable aviation fuel (SAF) production in Q2 FY27, using sustainable bio-feedstocks, supported by the ISCC+ certification received. Initial production of 1 - 2 million liters per annum will support market development, including Sasol's first commercial SAF offtake agreement with White Desert.
- Through Ampli Energy, Sasol and Discovery Green will support SANParks with more than 7 100 MWh of renewable energy annually, starting with Kruger National Park. The supply is equivalent to more than 25% of the park's annual electricity consumption, demonstrating a practical model to broaden access to renewable energy.
- Following the €60 million final investment decision (FID) announced in FY26, construction commenced on the new specialty alumina production facility in Brunsbüttel (Germany), with the official groundbreaking in September 2026. The investment will expand specialty alumina capacity, with commercial production planned from FY29.

Outlook
We remain on track to deliver within our market guidance ranges across the business.

The operating environment is expected to remain volatile, with improved feedstock supply, continued operational reliability and agile responses to changing market conditions remaining key areas of focus.

21 October 2026
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed on 1 September 2026 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary